SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MAGMA DESIGN AUTOMATION, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2.0% CONVERTIBLE SENIOR NOTES DUE MAY 15, 2010

(Title of Class of Securities)

559181 AC 6 and 559181 AD 4

(CUSIP Number of Class of Securities)

Rajeev Madhavan

Chairman of the Board and Chief Executive Officer

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

(408) 565-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Karen K. Dreyfus, Esq. Michael A Occhiolini, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$44,945,000	$2,508

(1)	This tender offer statement relates to the exchange by Magma Design Automation, Inc. of up to $44,945,000 aggregate principal amount of its 8.0% Convertible Senior Notes due 2014 for up to $49,939,000 aggregate principal amount of its currently outstanding 2.0% Convertible Senior Notes due May 15, 2010. The registration fee has been calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed May 22, 2009

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,508	Filing Party:	Magma Design Automation, Inc.
Form or Registration No.:	S-4	Date Filed:	May 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (as amended, the “Schedule TO”) originally filed on May 22, 2009, by Magma Design Automation, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $44,945,000 aggregate principal amount of its 8.0% Convertible Senior Notes, due 2014 (the “Exchange Notes”) for any and all of the $49,939,000 aggregate principal amount of its currently outstanding 2.0% Convertible Senior Notes due May 15, 2010 (the “Existing Notes”), upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-159463) filed with the Securities and Exchange Commission on May 22, 2009, and amended by Amendment No. 1 to such Registration Statement, filed with the Securities and Exchange Commission on June 23, 2009 (as so amended, the “Registration Statement”), and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) to this Schedule TO, respectively.

All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information in the Prospectus under the heading “Prospectus Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The issuer is Magma Design Automation, Inc., a Delaware corporation, with its principal executive offices located at 1650 Technology Drive, San Jose, California 95110; telephone number (408) 565-7500.

(b)	Securities. The subject class of securities are the Existing Notes. As of the date of this filing $49,939,000 aggregate principal amount of the Existing Notes were outstanding.

(c)	Trading Market and Price. The Existing Notes are not listed on any national securities exchange and there is no established trading market for the Existing Notes. The information in the Registration Statement under the heading “Price Range of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The filing person is Magma Design Automation, Inc., a Delaware corporation, with its principal executive offices located at 1650 Technology Drive, San Jose, California 95110; telephone number (408) 565-7500.

Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Rajeev Madhavan	Chairman of the Board and Chief Executive Officer
Peter S. Teshima	Corporate Vice President, Finance and Chief Financial Officer
Roy E. Jewell	President, Chief Operating Officer and Director
Bruce Eastman	Corporate Vice President, Worldwide Sales
Kevin C. Eichler	Director
Susumu Kohyama	Director
Timothy J. Ng	Director
Thomas M. Rohrs	Director
Chester J. Silvestri	Director

The business address and telephone number of each of the above executive officers and directors of the Company is c/o Magma Design Automation, Inc., 1650 Technology Drive, San Jose, California 95110; telephone number (408) 565-7500.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information in the Prospectus under the headings “Prospectus Summary,” “The Exchange Offer,” “Description of Exchange Notes” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(1)	Tender Offers.

(i)	The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(ii)	The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(iii)	The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(iv)	Not Applicable.

(v)	The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(vi)	The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(vii)	The information in the Prospectus under the heading “The Exchange Offer” is incorporated herein by reference.

(viii)	The information in the Prospectus under the heading “The Exchange Offer” is incorporated herein by reference.

(ix)	Not Applicable.

(x)	The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(xi)	The information in the Prospectus under the heading “Capitalization” is incorporated herein by reference.

(xii)	The information in the Prospectus under the headings “The Exchange Offer” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or Similar Transactions. Not Applicable.

(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the Existing Notes and, therefore, no Existing Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information in the Prospectus under the heading “Description of Capital Stock” is incorporated herein by reference.

The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Existing Notes: (a) Indenture, dated March 5, 2007, by and between Magma Design Automation, Inc. and U.S. Bank National Association, as Trustee; (b) First Supplemental Indenture, dated March 15, 2007, by and between Magma Design Automation, Inc. and U.S. Bank National Association, as Trustee; (c) Registration Rights Agreement, dated March 5, 2007, by and between Magma Design Automation, Inc. and certain other parties thereto; and (d) Registration Rights Agreement Amendment, dated March 15, 2007, by and between Magma Design Automation, Inc. and certain other parties thereto.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information in Prospectus under the heading “Prospectus Summary” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Company will cancel and retire the Existing Notes acquired in the transaction.

(c)	Plans.

(1)	None.

(2)	None.

(3)	The information in the Prospectus under the headings “Prospectus Summary” and “Risk Factors” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The Company maintains six stock purchase and/or option plans: the 1998 Stock Incentive Plan, the 2001 Stock incentive Plan, the 2001 Employee Stock Purchase Plan, as amended, the 2004 Employment inducement Award Plan, as amended, the 2005 Key Contributor Long-Term Incentive Plan and the Moscape, Inc. 1997 Incentive Stock Plan. The Company may issue securities in each of the above from time to time.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The consideration to be used in the Exchange Offer consists of the Exchange Notes. If all of the Existing Notes are tendered and accepted for exchange, an aggregate principal amount of $44,945,000 of Exchange Notes will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information in the Prospectus under the headings “Prospectus Summary,” “The Exchange Offer—Fees and Expenses” and “The Exchange Offer—Exchange Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information.

The following financial statements and information are incorporated herein by reference:

(1)	The audited consolidated financial statements of the Company set forth on pages 58 through 103 in the Company’s Annual Report on Form 10-K for the fiscal year ended April 6, 2008.

(2)	The unaudited condensed consolidated financial statements of the Company set forth on pages 2 through 22 in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2009.

(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges.”

(4)	The book value per share as of February 1, 2009 was $(0.15).

Copies of the financial statements incorporated herein be reference pursuant to clause (1) and (2) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Incorporation of Certain Information by Reference.”

(b)	Pro Forma. The information in the Prospectus under the heading “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Preliminary Prospectus included in the Registration Statement filed by the Company on May 22, 2009 (incorporated by reference to the Registration Statement).

(a)(5)	Press Release issued May 22, 2009 (incorporated by reference to the Company’s filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, filed with the Commission on May 22, 2009, File No. 000-33213).

(b)	None.

(d)(1)	Indenture, dated March 5, 2007, by and between Magma Design Automation, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the Commission on March 5, 2007, File No. 000-33213).

(d)(2)	Registration Rights Agreement, dated March 5, 2007, by and between Magma Design Automation, Inc. and certain other parties (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the Commission on March 5, 2007, File No. 000-33213).

(d)(3)	First Supplemental Indenture, dated March 15, 2007, by and between Magma Design Automation, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the Commission on March 16, 2007, File No. 000-33213).

(d)(4)	Registration Rights Agreement Amendment, dated March 15, 2007, by and between Magma Design Automation, Inc. and certain other parties (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the Commission on March 16, 2007, File No. 000-33213).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

v

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGMA DESIGN AUTOMATION, INC.

Dated: June 23, 2009	By:	/S/ RAJEEV MADHAVAN
	Name:	Rajeev Madhavan
	Title:	Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(D)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Preliminary Prospectus included in the Registration Statement filed by the Company on May 22, 2009 (incorporated by reference to the Registration Statement)

(a)(5)	Press Release issued May 22, 2009 (incorporated by reference to the Company’s filings pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, filed with the Commission as amended on May 22, 2009, File No. 000-33213)

(b)	None.

(d)(1)	Indenture, dated March 5, 2007, by and between Magma Design Automation, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the Commission on March 5, 2007, File No. 000-33213)

(d)(2)	Registration Rights Agreement, dated March 5, 2007, by and between Magma Design Automation, Inc. and certain other parties (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the Commission on March 5, 2007, File No. 000-33213)

(d)(3)	First Supplemental Indenture, dated March 15, 2007, by and between Magma Design Automation, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed with the Commission on March 16, 2007, File No. 000-33213)

(d)(4)	Registration Rights Agreement Amendment, dated March 15, 2007, by and between Magma Design Automation, Inc. and certain other parties (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the Commission on March 16, 2007, File No. 000-33213)

(g)	None.

(h)	None.